SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          (Amendment No.____)
                          --------------------



                        Advanced Detectors, Inc.
              -----------------------------------------------------
                                (Name of Issuer)

                       Common Stock, $.001 par value
            --------------------------------------------------------
                         (Title of Class of Securities)

                                007977101
           ----------------------------------------------------------
                                 (CUSIP Number)

                       Alan Stahler, D.H. Blair & Co., Inc.
                44 Wall Street, New York, NY  10005 (212) 495-4315
         ------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                           December 31, 1996
          -----------------------------------------------------------
            (Date of Event which Requires FIling of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].


Check the following box if a fee is being paid with this statement [ ].(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             Page 1 of 4 pages

CUSIP No.  007977101                 13D                 Page 2 of 4 Pages



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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Alan Stahler


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


-------------------------------------------------------------------------------
   4   Source of Funds

       See Item #3 herein.

-------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


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   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            320,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH               0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             320,000
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                         0
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      320,000
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.2%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                    IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                          Page 3 of 4 Pages

Item 1.   Security and Issuer:
          Common Stock, $.001 par value ("shares")

          Advanced Detectors, Inc.
          1220 Avenida Acaso
          Camarillo, CA  93102

Item 2.   Identity and Background:

     (a)  This statement is filed on behalf of Alan Stahler.

     (b) Mr. Stahler's business address is D.H. Blair & Co., Inc. ("Blair"), 44 Wall Street, New York, New York 10005.

     (c) Mr. Stahler is Vice Chairman and a director of Blair, a broker-dealer, and he and his wife are shareholders of Blair.

     (d) Mr. Stahler has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Stahler has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding and violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration:

          Mr. Stahler used his personal funds to purchase 320,000 of the Issuer's shares at a purchase price of $19,200.00.

Item 4.   Purpose of Transaction:

          Mr. Stahler owns these securities for investment purposes only. Mr. Stahler does not have any plans or proposals that would relate or result in changing or influencing the control of the Issuer, or in any of the following:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) of the Securities Exchange Act of 1934; or

     (j)  Any action similar to any of those enumerated above.

                                                  Page 4 of 4 pages


Item 5.

     (a) As of December 31, 1996, Mr. Stahler may be deemed to beneficially own 320,000 shares outstanding.

     (b) Mr. Stahler has the sole power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned directly by him.

     (c) On December 31, 1996, Mr. Stahler purchased 320,000 shares at a purchase price of $.06 per share in a private transaction.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to the Securities of the Issuer:

          Not applicable.


Item 7.   Material to be filed as Exhibits:

          Not applicable.

                                SIGNATURES

 After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.




                                          /s/ Alan Stahler
Date:    January 3, 1997                   _____________________________
         New York, New York                Alan Stahler